

March 22, 2012

Via E-mail
Marian van der Walt
Executive: Corporate and Investor Relations
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1760

> **Re:** **Harmony Gold Mining Company Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2011**
> **Filed October 24, 2011**
> **File No. 001-31545**

Dear Marian van der Walt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 108

Contractual Obligations and Commercial Commitments, page 110

1.   We note your disclosure on page 26 that you have budgeted US$537 million for capital expenditures in fiscal 2012 and that your historical capital expenditures in each of your previous three years have been above US$400 million. Please tell us your basis for not discussing your entire amount budgeted within your liquidity section. Note that Item 5.D of Form 20-F requires a discussion of any demands, commitments or events that are reasonably likely to have a material effect on the company's liquidity or capital resources.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551 3657 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director